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                           September 15, 2021

       R. Steven Hicks
       Chief Executive Officer
       Capstar Special Purpose Acquisition Corp.
       405 West 14th Street
       Austin, Texas 78701

                                                        Re: Capstar Special
Purpose Acquisition Corp.
                                                            Form 10-K/A for the
fiscal year ended December 31, 2020
                                                            Filed July 8, 2021
                                                            File No. 001-39362

       Dear Mr. Hicks:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K/A filed July 8, 2021

       Exhibits , page 71

   1. Please amend your Form 10-Q for the six months ended June 30, 2021 and your Form 10-
                                                        K/A for the period
ended December 31, 2020 with complete Section 302 certifications that reference internal
control over financial reporting in the headnote to paragraph 4.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Frank Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 with any questions.
 R. Steven Hicks
Capstar Special Purpose Acquisition Corp.
September 15, 2021
Page 2

FirstName LastNameR. Steven Hicks                      Sincerely,
Comapany NameCapstar Special Purpose Acquisition Corp.
                                                       Division of Corporation
Finance
September 15, 2021 Page 2                              Office of Life Sciences
FirstName LastName